Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended June 30, 2009

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “the Trust”, “We” or “Our”) for the six months ended June 30, 2009 and the audited consolidated financial statements and MD&A for the year ended December 31, 2008. The date of this MD&A is August 11, 2009.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback, payout ratio and net debt included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Penn West utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs. Payout ratio is calculated as distributions paid divided by funds flow and is used to assess the appropriateness of our distribution policies. Net debt is the total of long-term debt and working capital (excluding risk management and future income taxes) and is used to assess the appropriateness of our distribution level and capital program. Reconciliations of funds flow to its nearest measure prescribed by GAAP are provided below.

Calculation of Funds Flow

	Three months ended June 30		Six months ended June 30
(millions, except per unit amounts)	2009	2008	2009	2008
Cash flow from operating activities	$295	$671	$577	$1,038
Increase in non-cash working capital	114	59	165	310
Asset retirement expenditures	21	23	36	37
Funds flow	$430	$753	$778	$1,385

Basic per unit	$1.05	$2.00	$1.91	$3.77
Diluted per unit	$1.05	$1.98	$1.91	$3.74

Funds flow for the second quarter of 2009 includes realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts of which $57 million was realized from monetizing our 2009 foreign exchange contracts related to oil collars for the second half of 2009.

2009 SECOND QUARTER REPORT 1

Quarterly Highlights

Key financial and operational results for the second quarter of 2009 are as follows:

•
Second quarter production averaged 180,601 boe per day and was weighted 58 percent to oil and natural gas liquids. This production level again exceeded our guidance of 180,000 boe per day before net dispositions or approximately 177,000 boe per day after net dispositions. Penn West closed the sale of assets producing approximately 4,900 boe per day in the first quarter of 2009 and the acquisition of Reece Energy Exploration Corp. (“Reece”) producing approximately 1,900 boe per day on April 30, 2009.

•
Capital expenditures (excluding net asset dispositions) totalled $321 million in the first six months of 2009 compared to $513 million in the first six months of 2008. The reduction to our planned 2009 capital programs compared to 2008 is in response to lower forecasted commodity prices in 2009.

•
Funds flow of $430 million compared to $753 million in the second quarter of 2008, primarily the result of a lower commodity price environment. Second quarter 2009 funds flow included $57 million of proceeds from monetizing our 2009 foreign exchange contracts related to oil collars for the second half of 2009.

•
Net loss of $41 million compared to net loss of $323 million in the second quarter of 2008. The net loss was primarily due to unrealized hedging losses in the period which were lower in the second quarter of 2009 compared to the same period in 2008.

•	Distribution levels are currently set at $0.15 per unit, per month, based on current forecasted commodity prices, for the period August 2009 through November 2009.
•	Netbacks of $25.64 per boe compared to $47.84 per boe in the second quarter of 2008. This decrease was primarily the result of weaker commodity prices.
•
Net debt reduction of approximately $349 million in the first six months of 2009, consisting of a $64 million long-term debt reduction and an increase of non-cash operating and investing working capital of $165 million and $120 million, respectively.

•	Unused credit capacity on our bank facilities at June 30, 2009 was $1.7 billion.
•	Issued approximately $238 million of senior, unsecured notes through a private placement in the U.S. and Europe.

Quarterly Financial Summary
(millions, except per unit and production amounts) (unaudited)

Three months ended	June 30 2009	Mar 31 2009	Dec 31 2008	Sep 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007	Sep 30 2007
Gross revenues (1)	$791	$781	$968	$1,235	$1,312	$1,136	$644	$628
Funds flow	430	348	490	662	753	632	349	346
Basic per unit	1.05	0.87	1.27	1.73	2.00	1.76	1.44	1.44
Diluted per unit	1.05	0.87	1.26	1.71	1.98	1.75	1.43	1.43
Net income (loss)	(41)	(98)	404	1,062	(323)	78	127	138
Basic per unit	(0.10)	(0.25)	1.05	2.78	(0.86)	0.22	0.53	0.57
Diluted per unit	(0.10)	(0.25)	1.04	2.73	(0.86)	0.22	0.52	0.57
Distributions declared	188	276	393	391	384	382	246	245
Per unit	$0.45	$0.69	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	104,070	105,643	105,644	106,898	109,417	109,016	73,332	72,783
Natural gas (mmcf/d)	459	447	476	500	487	500	328	315
Total (boe/d)	180,601	180,096	184,908	190,177	190,515	192,291	128,024	125,345

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

2009 SECOND QUARTER REPORT 2

Financial Markets

The financial and credit markets continued to show signs of recovery through the second quarter of 2009. Equity markets have rallied from lows reached in the first quarter of 2009 and the activity level in bond markets was robust with tightening credit spreads. However, the equity markets still remain considerably below year ago levels. Unemployment levels continue to rise and significant volatility persists in markets as investors remain cautious and sensitive to economic news. The U.S. Dollar recently weakened against many currencies including the Canadian dollar.

We continued to strengthen our risk management profile during the second quarter through the addition of crude oil collars on 15,000 barrels per day for 2010 with average floors of WTI prices of US$63.33 per barrel and average ceilings of US$78.09 per barrel and added Alberta power pool swaps for the remainder of 2009 until the end of 2011 on 25MW at $66.70 per MWh and for 2011 on 50MW at $66.23 per MWh. Also in the second quarter of 2009, we monetized our remaining second half 2009 foreign exchange contracts related to 2009 oil collars for net proceeds of $57 million which were used to repay a portion of our syndicated bank facility.

The continued diversification of our debt capital structure remains one of our top priorities. Accordingly, in May 2009, we completed an issuance of senior, unsecured private notes (the “2009 Notes”) in the U.S. and Europe for an aggregate principal amount of approximately $238 million. This private placement consists of various terms ranging from five years to 10 years and an average interest rate of approximately 8.9 percent.

Our actions demonstrate our commitment to strengthen Penn West both financially and operationally even during this difficult time in the economy. We feel that it is imperative to remain active in this environment to seize opportunities availed by the financial crisis, mitigate some of the uncertainty in the markets by active risk management and to position Penn West to maximize the potential of our large resources in place when commodity prices recover by advancing our resource plays and enhanced oil recovery projects.

Commodity Markets

Business Environment

In the second quarter of 2009, the commodity markets remained volatile. The WTI crude oil price was in the US$70.00 per barrel range for a number of weeks in May and June, close to double the WTI price of US$35.00 per barrel reached in December 2008. Lower demand due to the economic downturn resulted in the AECO natural gas price continuing its decline from 2008 levels reaching lows below $3.00 per GJ for a period in July. We believe that our higher liquids production relative to the Western Canadian Sedimentary Basin of 58 percent and strong risk management programs will allow us to generate relatively strong levels of funds flow even while natural gas prices are weak.

Demand for refined products, such as jet fuel and diesel, remains low compared to the prior year with no material increases expected until there are more clear indicators that the economic recovery will be sustainable. The reduced level of demand for natural gas in both the industrial and power generation sectors was attributed to the slowdown in economic activity. For example, in the electrical power generation sector, natural gas has maintained its market share against other energy sources (such as coal and nuclear), however, overall demand for electricity was lower than in the prior year.

OPEC has responded to relatively high oil inventory levels by decreasing its production more significantly compared to prior recessions. Reduced capital programs by non-OPEC producers coupled with OPEC’s cutbacks appear to be successfully rebalancing oil inventory levels which are beginning to move towards more normal levels.

2009 SECOND QUARTER REPORT 3

Crude Oil

WTI oil averaged US$59.62 per barrel in the second quarter of 2009 compared to US$124.00 per barrel for the same period in 2008 and US$43.21 in the prior quarter. Penn West’s corporate average oil price averaged $57.75 per barrel in the second quarter of 2009 compared to $107.17 per barrel for the same period last year. While WTI oil prices remain substantially below prior year levels, Penn West is benefiting from lower pricing differentials relative to the WTI oil price for its heavy and sour crudes as well as a weaker Canadian dollar exchange rate. Demand for Canadian heavy and sour crudes has benefitted from significant capital investment in coking capacity over the past couple of years in certain regions of the U.S. The development of TransCanada’s Keystone pipeline and declines in heavy and sour crude production from Mexico and Venezuela are also expected to keep pricing differentials for Canadian heavy crude oil narrow relative to WTI for the next few years.

Natural Gas

The AECO Monthly Index averaged $3.47 per gigajoule in the second quarter of 2009 compared to $8.86 per gigajoule for the same period in 2008 and $5.34 in the prior quarter. Penn West’s corporate average gas price averaged $3.68 per mcf in the second quarter compared to $10.20 per mcf the year before.

Recent completions technology improvements led to increases in available natural gas supply and an increase in drilling activity prior to 2009 targeting North American unconventional natural gas. When the economy slowed in response to the banking crisis, natural gas demand fell and natural gas inventories rose leading to lower prices. Many companies have since reduced their drilling programs in response to these lower prices. To date, the decline in drilling activity has not led to a decline in production levels sufficient to offset inventory levels and as a result, peak storage capacity levels may be reached before the end of the 2009 injection season.

Reece Acquisition

On April 30, 2009, Penn West closed the acquisition of Reece, an oil and gas exploration company. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost was approximately $101 million, which includes the assumption of approximately $42 million of debt and working capital. The transaction added current production of approximately 1,900 barrels of oil equivalent per day and 64,000 net acres of undeveloped land, the majority of which complements Penn West’s oil resource play located at Dodsland in Southern Saskatchewan.

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2009	2008	% change	2009	2008	% change
Light oil and NGL (bbls/d)	77,614	81,957	(5)	78,460	81,818	(4)
Heavy oil (bbls/d)	26,456	27,460	(4)	26,392	27,399	(4)
Natural gas (mmcf/d)	459	487	(6)	453	493	(8)
Total production (boe/d)	180,601	190,515	(5)	180,350	191,403	(6)

Production in the second quarter of 2009 increased compared to the 180,096 boe per day produced in the first quarter of 2009 notwithstanding the effect of net property dispositions of approximately 3,000 boe per day. Our production for the first six months of 2009 exceeded our guidance of 180,000 boe per day before net property dispositions, or 177,000 boe per day after the effect of net property dispositions. Our production results continue to exceed expectations as a result of the strong well performance at our resource plays and from production optimization programs.

2009 SECOND QUARTER REPORT 4

Based on the economic environment and forecasted commodity prices, we strive to maintain an appropriate mix of liquids and natural gas production. We believe product balance helps to reduce exposure to price volatility that can affect a single commodity. In the second quarter of 2009, crude oil and NGL production averaged 104,070 barrels per day (58 percent of production) and natural gas production averaged 459 mmcf per day (42 percent of production).

We drilled 12 net wells with a success rate of 100 percent in the second quarter of 2009 compared to 23 net wells at a success rate of 91 percent in the same period of 2008.

Average Sales Prices
	Three months ended June 30			Six months ended June 30
	2009	2008	% change	2009	2008	% change

Light oil and liquids (per bbl)	$58.11	$111.88	(48)	$51.27	$100.34	(49)
Risk management gain (loss) (per bbl)	8.79	(22.04)	100	13.18	(15.13)	100
Light oil and liquids net (per bbl)	66.90	89.84	(26)	64.45	85.21	(24)

Heavy oil (per bbl)	56.71	93.12	(39)	46.89	79.91	(41)

Natural gas (per mcf)	3.68	10.20	(64)	4.50	9.08	(50)
Risk management gain (loss) (per mcf)	0.66	(0.99)	100	0.72	(0.48)	100
Natural gas net (per mcf)	4.34	9.21	(53)	5.22	8.60	(39)

Weighted average (per boe)	42.62	87.60	(51)	40.48	77.71	(48)
Risk management gain (loss) (per boe)	5.46	(12.01)	100	7.53	(7.69)	100
Weighted average net (per boe)	$48.08	$75.59	(36)	$48.01	$70.02	(31)

2009 SECOND QUARTER REPORT 5

Netbacks
	Three months ended June 30			Six months ended June 30
	2009	2008	% change	2009	2008	% change
Light oil and NGL(1)
Production (bbls/day)	77,614	81,957	(5)	78,460	81,818	(4)
Operating netback ($/bbl):
Sales price	$58.11	$111.88	(48)	$51.27	$100.34	(49)
Risk management gain (loss) (2)	8.79	(22.04)	100	13.18	(15.13)	100
Royalties	(10.47)	(19.18)	(45)	(8.86)	(16.61)	(47)
Operating costs	(20.15)	(16.28)	24	(19.99)	(16.17)	24
Netback	$36.28	$54.38	(33)	$35.60	$52.43	(32)
Conventional heavy oil
Production (bbls/day)	26,456	27,460	(4)	26,392	27,399	(4)
Operating netback ($/bbl):
Sales price	$56.71	$93.12	(39)	$46.89	$79.91	(41)
Royalties	(7.17)	(13.50)	(47)	(5.54)	(11.74)	(53)
Operating costs	(15.62)	(12.94)	21	(15.70)	(12.91)	22
Transportation	(0.06)	(0.06)	-	(0.06)	(0.05)	20
Netback	$33.86	$66.62	(49)	$25.59	$55.21	(54)
Total liquids
Production (bbls/day)	104,070	109,417	(5)	104,852	109,217	(4)
Operating netback ($/bbl):
Sales price	$57.75	$107.17	(46)	$50.17	$95.22	(47)
Risk management gain (loss) (2)	6.56	(16.51)	100	9.86	(11.33)	100
Royalties	(9.63)	(17.75)	(46)	(8.03)	(15.39)	(48)
Operating costs	(19.00)	(15.44)	23	(18.91)	(15.35)	23
Transportation	(0.01)	(0.01)	-	(0.01)	(0.01)	-
Netback	$35.67	$57.46	(38)	$33.08	$53.14	(38)
Natural gas
Production (mmcf/day)	459	487	(6)	453	493	(8)
Operating netback ($/mcf):
Sales price	$3.68	$10.20	(64)	$4.50	$9.08	(50)
Risk management gain (loss) (2)	0.66	(0.99)	100	0.72	(0.48)	100
Royalties	(0.63)	(2.02)	(69)	(0.92)	(1.94)	(53)
Operating costs	(1.51)	(1.19)	27	(1.54)	(1.17)	32
Transportation	(0.20)	(0.19)	5	(0.21)	(0.19)	11
Netback	$2.00	$5.81	(66)	$2.55	$5.30	(52)
Combined totals
Production (boe/day)	180,601	190,515	(5)	180,350	191,403	(6)
Operating netback ($/boe):
Sales price	$42.62	$87.60	(51)	$40.48	$77.71	(48)
Risk management gain (loss) (2)	5.46	(12.01)	100	7.53	(7.69)	100
Royalties	(7.14)	(15.35)	(54)	(6.97)	(13.79)	(50)
Operating costs	(14.79)	(11.91)	24	(14.86)	(11.77)	26
Transportation	(0.51)	(0.49)	4	(0.52)	(0.49)	6
Netback	$25.64	$47.84	(46)	$25.66	$43.97	(42)

(1)	Light oil and NGL revenues for the six months ended June 30, 2009 include $5 million in sulphur and other revenue not included in the netback calculation.
(2)	Gross revenues include realized gains and losses on commodity contracts.

2009 SECOND QUARTER REPORT 6

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2009	2008	% change	2009	2008	% change
Light oil and NGL (1)	$473	$671	(30)	$920	$1,277	(28)
Heavy oil	137	233	(41)	224	399	(44)
Natural gas	181	408	(56)	428	772	(45)
Gross revenues (2)	$791	$1,312	(40)	$1,572	$2,448	(36)

(1)	Light oil and NGL revenues for the six months ended June 30, 2009 include $5 million in sulphur and other revenue not included in the netback calculation.
(2)	Gross revenues include realized gains and losses on commodity contracts.

The decrease in revenue for 2009 from the comparative period was mainly the result of lower commodity prices compared to 2008. For the first six months of 2009, light oil and liquid prices were 49 percent lower; natural gas prices were 50 percent lower and heavy oil prices were 41 percent lower than the first six months of 2008. The decline in US dollar denominated commodity prices was partially offset by gains on our commodity contracts and a weaker Canadian dollar relative to the US dollar.

Reconciliation of decreases in Production Revenues

(millions)
Gross revenues – January 1 – June 30, 2008	$2,448
Decrease in light oil and NGL production	(59)
Decrease in light oil and NGL prices (including realized risk management)	(298)
Decrease in heavy oil production	(17)
Decrease in heavy oil prices	(158)
Decrease in natural gas production	(67)
Decrease in natural gas prices (including realized risk management)	(277)
Gross revenues – January 1 – June 30, 2009	$1,572

Royalties

	Three months ended June 30			Six months ended June 30
	2009	2008	% change	2009	2008	% change
Royalties (millions)	$117	$267	(56)	$227	$481	(53)
Average royalty rate (1)	17%	18%	(1)	17%	18%	(1)
$/boe	$7.14	$15.35	(54)	$6.97	$13.79	(50)

(1)	Excludes effects of risk management activities.

Royalties have decreased as a result of lower commodity prices in the second quarter of 2009 compared to 2008 and the effect of the new Alberta royalty programs, some of which became effective in 2009.

2009 SECOND QUARTER REPORT 7

The New Alberta Royalty Framework

On October 25, 2007, the Government of Alberta (the “Government”) released its new royalty framework (the “NRF”) which became effective on January 1, 2009. The NRF maintains or continues certain programs that are important to Penn West, including the oil sands administrative status of the lands related to our Peace River Heavy Oil project, Enhanced Oil Recovery (“EOR”) and Innovative Technology incentive programs important to the economics of our CO2 and other EOR projects and the continuance of the Otherwise Flared Solution Gas Waiver Program supporting our environmental and asset optimization objectives.

In June 2009, the Government of Alberta extended two components of the Energy Incentive Program which became effective on April 1, 2009. The drilling royalty credit which provides a $200 per metre of drilling depth credit on all conventional oil and natural gas wells drilled and the new well incentive program which offers a maximum five percent royalty rate on all new wells that begin producing conventional oil or natural gas after the effective date have been extended by an additional year and will now expire on March 31, 2011.

Penn West, as the largest energy trust in North America by production, has a diversity of play types principally across the Western Canada Sedimentary Basin. Approximately 55 percent of our production is from Alberta Crown leases and our historical asset strategies have favoured mature light oil assets which generally remain economic under the NRF.

The British Columbia Royalty Program

In August 2009, subsequent to the end of the second quarter, the Government of British Columbia announced a stimulus program (the “Program”) for oil and gas drilling activity in the province. The Program includes a one year, two percent royalty rate on wells drilled in the province beginning in September 2009 and ending in June 2010, an increase of approximately 15 percent to existing royalty deductions for natural gas deep drilling and drilling credits on horizontal wells drilled at depths between 1,900 and 2,300 metres.

Expenses

	Three months ended June 30			Six months ended June 30
(millions)	2009	2008	% change	2009	2008	% change
Operating	$243	$207	17	$485	$410	18
Transportation	8	9	(11)	17	17	-
Financing	37	48	(23)	77	100	(23)
Unit-based compensation	$13	$11	18	$25	$21	19

	Three months ended June 30			Six months ended June 30
(per boe)	2009	2008	% change	2009	2008	% change
Operating	$14.79	$11.91	24	$14.86	$11.77	26
Transportation	0.51	0.49	4	0.52	0.49	6
Financing	2.26	2.79	(19)	2.36	2.88	(18)
Unit-based compensation	$0.80	$0.63	27	$0.78	$0.61	28

Operating

Penn West continues to concentrate on a number of production enhancement and optimization initiatives. As a result of these successful programs, Penn West’s production exceeded its targeted amounts by approximately 3,000 boe per day in the first six months of 2009. Production in the second quarter of 2009 was impacted to a minor degree by spring break-up and turnarounds; however, our optimization program was successful in minimizing these factors.

2009 SECOND QUARTER REPORT 8

Operating costs per boe in the second quarter of 2009 declined in comparison to the first quarter of 2009 as a result of Penn West successfully implementing cost reduction measures. Penn West continued to focus on adding production volumes cost effectively, while still reducing operating costs. Penn West expects that ongoing cost reduction initiatives and reduced service sector costs will lead to lower operating costs per boe over the remainder of 2009.

A realized loss of $8 million (2008 - $3 million gain) on electricity contracts has been included in operating costs for the six months ended 2009.

Financing

Penn West Petroleum Ltd. (“the Company”) has unsecured, revolving, three-year syndicated bank facilities with an aggregate borrowing limit of $4.0 billion. The facilities consist of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

As at June 30, 2009 the Company had the following senior unsecured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80 percent
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25 percent
UK Notes	July 31, 2008	£57	10 years	6.95 percent (1)
2009 Notes	May 5, 2009	US$154, £20, €10, CAD$5	5 – 10 years	8.85 percent (2)

(1)
These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.

(2)	The Company entered into contracts to the fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively.

On May 5, 2009, the Company closed the private placement of senior unsecured notes (the “2009 Notes”) with an aggregate principal amount of approximately $238 million. The 2009 Notes have terms of five years to 10 years and bear an average fixed interest rate of approximately 8.85 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit. The total gross proceeds raised of approximately $250 million ($238 million net) were used to repay a portion of our bank facility.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. To date, no trust units have been issued under these facilities.

At June 30, 2009, the Company had the following interest rate swaps outstanding:
Effective Date	Termination Date	Initial Term	Nominal Amount (millions)	Fixed Rate (percent)
June 2008	June 2010	2 – years	$50	3.68
November 2008	November 2010	2 – years	$250	2.27
December 2008	December 2011	3 – years	$500	1.61
January 2009	January 2014	5 – years	$600	2.71
June 2010	January 2014	3.5 – years	$50	1.94

2009 SECOND QUARTER REPORT 9

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term money market instruments. As at June 30, 2009, 21 percent (2008 – 57 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 79 percent (2008 – 43 percent) of our long-term debt instruments contained fixed interest rates (including the effects of interest rate swaps) at an average rate of approximately 4.66 percent (2008 – 5.81 percent).

Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $37 million in the second quarter of 2009 (2008 - $48 million) and $77 million for the six months ended June 30, 2009 (2008 - $100 million). Financing charges have declined primarily due to lower interest rates on short-term money market instruments, which were partially offset by a higher percentage of our debt capital being held in senior unsecured notes compared to the prior period. The Company’s senior unsecured notes contain higher fixed interest rates than its syndicated bank facilities. Notwithstanding the current interest rate differentials, Penn West believes the long-term nature of the senior notes is favourable for a portion of its debt capital structure.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using a Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. Unit-based compensation expense was $25 million for the six months ended June 30, 2009, of which $6 million was charged to operating expense and $19 million was charged to general and administrative expense (2008 - $21 million, $5 million and $16 million, respectively).

General and Administrative Expenses (“G&A”)

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2009	2008	% change	2009	2008	% change
Gross	$47	$48	(2)	$95	$87	9
Per boe	2.84	2.79	2	2.92	2.50	17
Net (including unit-based compensation)	41	36	14	82	71	15
Per boe	2.49	2.08	20	2.51	2.04	23
Net (excluding unit-based compensation)	31	28	11	63	55	15
Per boe	$1.88	$1.65	14	$1.93	$1.59	21

As a result of cost control strategies implemented in the early part of 2009, Penn West reduced its net G&A expense, excluding unit based compensation, by six percent to $1.88 per boe in the second quarter of 2009 from $1.99 per boe in the first quarter of 2009.

The increase in the cost per boe in 2009 over 2008 was primarily the result of increased office rent costs and lower production volumes.

Depletion, Depreciation and Accretion (“DD&A”)

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2009	2008	% change	2009	2008	% change
Depletion of oil and natural gas assets	$389	$385	1	$764	$772	(1)
Accretion of asset retirement obligations	11	9	22	21	18	17
Total DD&A	400	394	2	785	790	(1)
DD&A expense per boe	$24.31	$22.71	7	$24.05	$22.67	6

2009 SECOND QUARTER REPORT 10

Taxes

	Three months ended June 30			Six months ended June 30
(millions)	2009	2008	% change	2009	2008	% change
Future income tax recovery	$(119)	$(176)	(32)	$(235)	$(231)	2

The future income tax recovery in the first six months of 2009 was partially due to the tax regulations enacted in March 2009 which introduced an allocation formula similar to the rules currently applicable to corporations to determine the provincial component of the future SIFT Tax rate. The net effect of these rules on the Trust is to reduce the Provincial SIFT Tax rate from 13 percent to 10 percent, as the Trust’s only permanent establishment would be in the Province of Alberta. This resulted in recognition of a future income tax recovery of $65 million in the first six months of the year.

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities. The Trust in turn eliminates its taxable income by paying distributions to unitholders. Under the SIFT legislation, such amounts transferred to the Trust could be taxable to the Trust beginning in 2011 as distributions will no longer be deductible by the Trust for income tax purposes. At that time, Penn West could use its tax pools to reduce income at the Trust level and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors; they would generally reduce the adjusted cost base of units held by investors however such distributions would likely be at a lower payout ratio.

The SIFT Tax legislation is not currently expected to directly affect our funds flow levels and distribution policies until 2011 at the earliest.

The estimate of future income taxes is based on the current tax status of the Trust. Future events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

SIFT Tax on Income Trusts

On June 12, 2007, federal legislation was enacted implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as “Specified Investment Flow-Through” (“SIFT”) entities.

For SIFTs in existence on October 31, 2006 (including Penn West), the SIFT Tax will become effective in 2011. If certain rules related to “undue expansion” are not adhered to (“the normal growth guidelines”), the SIFT Tax will apply prior to 2011. Under the guidance provided by the Department of Finance, with the close of Vault Energy Trust (“Vault”) and Canetic Resources Trust (“Canetic”), we estimate that we can increase our equity by approximately $14 billion anytime between now and 2011 without prematurely triggering the SIFT Tax.

Under the SIFT Tax, distributions of certain types of income will not be deductible for income tax purposes by SIFTs in 2011 and any resultant trust level taxable income will be taxed at a rate that will be approximately equal to corporate income tax rates. The SIFT Tax rate was originally proposed to be 29.5 percent in 2011 and 28.0 percent thereafter. This consisted of a federal SIFT Tax of 16.5 percent in 2011 and 15.0 percent in 2012 and a provincial SIFT Tax of 13.0 percent.  On March 12, 2009, the Government of Canada enacted legislation (the “SIFT Conversion Rules”) which provided that the provincial component of the SIFT tax be based on provincial corporate income tax rates where the SIFT has a permanent establishment rather than using a flat 13.0 percent rate equally applicable to all SIFT entities. Under the new rules, Penn West currently has its only permanent establishment in the Province of Alberta. Accordingly, the combined SIFT tax rate applicable to Penn West will be 26.5 percent in 2011 and 25.0 percent in 2012 and thereafter. As a result of this enactment, Penn West recognized a future tax recovery of approximately $65 million in the first quarter of 2009.

2009 SECOND QUARTER REPORT 11

The effect of the SIFT Conversion Rules is to enable a conversion of a SIFT entity into a corporation without undue tax consequences for the SIFT entity or its investors and to facilitate such conversion with minimal filing requirements. The opportunity for a SIFT entity to apply these relieving provisions will only be available until the end of 2012.

Penn West currently has a significant tax pool base, estimated at $6.0 billion on June 30, 2009. Based on current commodity prices, Penn West forecasts it could use these pools to shelter its taxable income for a period after the effective date of the SIFT Tax. Distributions sheltered by tax pools are not immediately taxable to the Trust or to unitholders. These distributions represent a return of capital which results in an adjustment to a unitholder’s adjusted cost base of trust units. To the extent tax pools are insufficient to shelter distributions after 2010, the SIFT Tax would be payable and these distributions would be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as these distributions will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account.

Our Board of Directors and management are continuously monitoring the impact of taxes on our business strategies. Penn West has a series of prospects which could be developed in the future in various stages. These opportunities include light oil, heavy oil, oil sands and natural gas conventional, enhanced recovery and resource plays. Current business plans are to evaluate the production, reserves potential and economics of developing our current and potential suite of prospects under various commodity price scenarios. The outcome of these evaluations will determine Penn West’s most appropriate future business strategy, which will then dictate the most appropriate business model and the timing of any corporate conversion.

The SIFT Tax and the future business model determined to be appropriate for Penn West will affect the tax position of both Penn West and its unitholders including:

•
Penn West could convert to a corporate structure to facilitate investing a higher proportion of its funds flow in exploration and development projects and to access the tax-free provisions available to convert out of the trust structure. Under the SIFT Conversion Rules there will be no adverse tax consequences due to a conversion to a corporation provided the conversion is completed prior to the end of 2012. Such a conversion is dependent on the extent of Penn West’s success in developing its inventory of prospects, including resource plays and enhanced oil recovery. The business model in this case would be a hybrid model where moderate growth is targeted along with providing investors an income stream in the form of dividends. While such a dividend stream would be at a lower payout ratio than the current trust distributions, the tax paid on the dividends would be lower for certain investors;

•
While it is unlikely Penn West will remain in the trust model after 2011, the distribution yield net of taxes to taxable Canadian investors would remain approximately the same; however, the after-tax distribution yield to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and to foreign investors will be reduced;

•
A portion of Penn West’s funds flow after 2011 could be required for the payment of the SIFT Tax or corporate income tax (after all or a part of its tax pools are consumed) as applicable, and would not be generally available for distribution or reinvestment;

•
It is unlikely that Penn West will determine that it is more economic to remain in the trust structure for a period of time after 2010 and strive to shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis which attracts no current tax. Such distributions would likely be at a lower payout ratio than prior to the SIFT Tax. Distributions subject to the SIFT tax would be taxed as dividends and would be subject to a lower tax rate to certain investors than current distributions.

The Trust continues to review corporate structures and alternatives which might serve to reduce the impact of the SIFT Tax on Penn West and its unitholders. While there can be no assurance that the effect of the SIFT Tax can be minimized or eliminated, Penn West and its tax advisors continue to work diligently on these issues.

2009 SECOND QUARTER REPORT 12

Foreign Exchange

The Trust recorded an unrealized foreign exchange gain of $86 million (2008 - $10 million loss) for the second quarter of 2009 and a $43 million gain for the six months ended June 30, 2009 (2008 - $27 million loss), to translate the U.S., UK and Euro notes to Canadian dollars at the exchange rates in effect on the balance sheet date.

During the quarter the Trust realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts related to oil collars which included $57 million as a result of monetizing the 2009 foreign exchange forwards in June.

Funds Flow and Net Loss
	Three months ended June 30			Six months ended June 30
	2009	2008	% change	2009	2008	% change
Funds flow (1) (millions)	$430	$753	(43)	$778	$1,385	(44)
Basic per unit	1.05	2.00	(48)	1.91	3.77	(49)
Diluted per unit	1.05	1.98	(47)	1.91	3.74	(49)

Net loss (millions)	(41)	(323)	(87)	(139)	(245)	(43)
Basic per unit	(0.10)	(0.86)	(88)	(0.34)	(0.67)	(49)
Diluted per unit	$(0.10)	$(0.86)	(88)	$(0.34)	$(0.67)	(49)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

The declines in funds flow realized in the second quarter and first six months of 2009 were primarily the result of lower revenue due to the lower commodity prices. The reduction in net losses for the periods resulted primarily from lower unrealized risk management losses.

Goodwill

(millions)	June 30, 2009	December 31, 2008
Balance, beginning of period	$2,020	$652
Acquisitions	-	1,368
Balance, end of period	$2,020	$2,020

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust. Goodwill is subject to impairment testing which consists of two parts. Under part 1, the fair value of the reporting entity, in our case our market capitalization is compared to the book value. If the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at June 30, 2009, due to the widespread decline in equity markets, Penn West proceeded to part 2 of the test where a reporting entity is required to calculate a purchase equation on its assets and liabilities at fair value on the balance sheet date. Under part 2, an equity control premium of 20 percent was used and the fair value of property, plant and equipment was estimated using forward strip commodity prices escalated at two percent per year subsequent to the end of available market data and a discount rate of 15 percent. As a result, Penn West determined there was no goodwill impairment at June 30, 2009.

A one percent change in the assumed control premium and a one percent change in the assumed discount rate applied to estimated cash flows change the fair value of Penn West by approximately $60 million and $330 million, respectively.

2009 SECOND QUARTER REPORT 13

Capital Expenditures
	Three months ended June 30		Six months ended June 30
(millions)	2009	2008	2009	2008
Property (dispositions) acquisitions, net	$(4)	$16	$(144)	$12
Land acquisition and retention	6	68	12	98
Drilling and completions	54	81	115	201
Facilities and well equipping	66	70	175	168
Geological and geophysical	2	-	5	11
CO2 pilot costs	1	11	1	26
Corporate	11	1	13	9
Capital expenditures	136	247	177	525

Business combinations	116	-	116	5,325

Total expenditures	$252	$247	$293	$5,850

We drilled 12 net wells in the second quarter of 2009, resulting in eight net oil wells, three net natural gas wells and one stratigraphic well, with a success rate of 100 percent. During the quarter, our drilling activities were concentrated in our Southern district.

For the three months ended June 30, 2009, $1 million (2008 - $6 million) was capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and net property acquisitions.

CO2 pilot costs represent capital expenditures related to the Pembina and South Swan Hills CO2 pilot projects, including the cost of injectants, for which no incremental reserves have been booked.

Business Risks

The disclosures under this heading, in conjunction with Note 9 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency risk and environmental and climate change risk. From time to time, we attempt to mitigate our exposure to these risks by using financial instruments and by other means.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. The price of alternative fuel sources such as oil or coal, North American natural gas supply and demand fundamentals including weather, storage levels and LNG imports, influence natural gas prices. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent for one additional year thereafter.

For a summary of outstanding oil and natural gas contracts, please refer to “Financial Instruments” later in this MD&A and to Note 9 to our unaudited interim consolidated financial statements.

2009 SECOND QUARTER REPORT 14

Foreign Currency Rate Risk

Prices received for crude oil are referenced to or denominated directly in US dollars, thus our realized oil prices are impacted by Canadian dollar to US dollar exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates in addition to the use of US dollar denominated borrowings and related interest expense. At June 30, 2009, Penn West had the following foreign currency forward contracts outstanding:

Initial Term	Nominal Amount (millions)	Termination date	Exchange rate
8-year term	Buy US$80	May 2015	1.01027 CAD/USD
10-year term	Buy US$80	May 2017	1.00016 CAD/USD
12-year term	Buy US$70	May 2019	0.99124 CAD/USD
15-year term	Buy US$20	May 2022	0.98740 CAD/USD

At June 30, 2009, we had US dollar denominated debt with a face value of US$859 million outstanding on which the repayment of the principal amount in Canadian dollars is not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk including the right to recover unpaid receivables by receiving the partner’s share of production where Penn West is the operator. For oil and natural gas sales and financial derivatives, Penn West follows a counterparty risk procedure whereby each counterparty is reviewed on a regular basis and assigned a credit limit and is requested to provide security if deemed necessary. Penn West normally transacts with counterparties who are members of our banking syndicate or other counterparties that have investment grade ratings. Due to the increasing uncertainty in current financial markets, Penn West monitors credit events related to all counterparties and reassesses credit exposures on a regular basis. As necessary, Penn West records provisions for credit related risks.

As at June 30, 2009, the maximum exposure to credit risk was $506 million (December 31, 2008 - $834 million) being the carrying value of the accounts receivable and risk management assets. Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited.

Interest Rate Risk

We currently maintain a portion of our debt capital in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which have, for a number of years, been lower than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

As at June 30, 2009, we had the following fixed interest rate debt instruments outstanding:

•	The 2007 Notes, totalling US$475 million, bear fixed interest rates at an average rate of approximately 5.80 percent with an average original term of 10.1 years.
•	The 2008 Notes, which total US$480 million plus CAD$30 million, bear fixed interest rates at an average of approximately 6.25 percent with an average original term of 9.6 years.
•
The UK Notes, totalling £57 million, have a fixed interest rate of approximately 7.78 percent for an original term of 10 years. The Company entered into contracts to fix the principal of the UK Notes at approximately $114 million bearing interest in Canadian dollars at 6.95 percent.

•
The 2009 Notes, which total US$154 million, £20 million, €10 million and CAD$5 million, bear fixed interest rates at an average rate of 8.85 percent with an average original term of 7.6 years. The Company entered into contracts to fix the principal of the Pounds Sterling and Euro tranches, at $36 million and $16 million bearing interest in Canadian dollars at 9.15 percent and 9.22 percent, respectively.

2009 SECOND QUARTER REPORT 15

Liquidity Risk

Liquidity risk is the risk that Penn West is unable to meet its financial liabilities as they come due. Management utilizes long-term financial and capital forecasting programs that include a continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities. Additional information on specific instruments is discussed in Note 4 to the unaudited interim consolidated financial statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at June 30, 2009:

(millions)	2009	2010	2011	2012	2013	Thereafter
Bank debt	$-	$-	$2,290	$-	$-	$-
Senior unsecured notes	-	-	-	-	6	1,482
Convertible debentures	7	19	255	-	-	-
Accounts payable	405	-	-	-	-	-
Distributions payable	63	-	-	-	-	-
Total	$475	$19	$2,545	$-	$6	$1,482

Environmental and Climate Change Risk

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under unlikely assumptions, become material.

Penn West is dedicated to reducing the environmental impact from our operations through our environmental program which includes resource conservation, stakeholder communication, CO2 sequestration, water management and site abandonment/reclamation. We fully understand our responsibilities of reducing the environmental impact from our operations and are committed to protecting the areas in which we operate.

Liquidity and Capital Resources

Capitalization
	June 30, 2009		December 31, 2008
(millions)		%		%
Trust units issued, at market	$6,167	61	$5,245	56
Bank loan – long-term	3,778	37	3,854	41
Convertible debentures – long-term	273	3	289	3
Working capital surplus	(118)	(1)	(39)	-
Total enterprise value	$10,100	100	$9,349	100

During the first six months of 2009, we paid total distributions, including those funded by the distribution reinvestment plan, of $533 million compared to distributions of $720 million for the comparable period in 2008. The monthly distribution was reduced from $0.34 per unit, per month to $0.23 per unit, per month effective with the monthly distribution paid in February 2009. As forward commodity prices fell further, the monthly distribution was further reduced to $0.15 per unit, per month commencing with the distribution paid in May 2009.

2009 SECOND QUARTER REPORT 16

Long-term debt excluding convertible debentures at June 30, 2009 was $3,778 million, compared to $3,854 million at December 31, 2008. The decline was mainly due to repayments made on our syndicated bank facility. The working capital surplus has increased from December 31, 2008, primarily due to the reduction in the accounts payable balance.

The Company has unsecured, revolving, syndicated bank facilities totalling $4.0 billion with $2.3 billion drawn at June 30, 2009 and senior unsecured notes of $1.5 billion. For further details on these debt instruments, please refer to the Financing section of this MD&A.

Our Board and management continually monitor the state of credit markets. Penn West continues to actively manage its debt portfolio in 2009 with actions taken to date including: the completion of an equity offering in February, the closing of $144 million in net asset dispositions, the reduction of our distribution levels, the reduction of our capital programs and the issuance of additional long-term private notes in May. Additionally, we have an active risk management program to limit our exposure to credit risk and maintain close relationships with our bank syndicate members to monitor credit market developments. These actions aim to increase the likelihood of maintaining our financial flexibility to capture opportunities availed by the current market in addition to the continuation of our capital and distribution programs and the execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On June 30, 2009, the Company was in compliance with all of these financial covenants which comprise the following:

	Limit	June 30, 2009
Senior debt to pro forma EBITDA (1)	Less than 3:1	1.8
Total debt to pro forma EBITDA (1)	Less than 4:1	1.8
Senior debt to capitalization	Less than 50 percent	31%
Total debt to capitalization (2)	Less than 55 percent	31 - 33%

(1)	Pro forma EBITDA includes Penn West, Endev Energy Inc. and Reece and certain property transactions closing in the pro forma period.
(2)	The definitions of Total debt differ slightly among the agreements in relation to convertible debentures.

The 2008 Notes, the UK Notes and the 2009 Notes contain change of control provisions requiring that if a change in control occurs, the Company may be required to offer to prepay the 2008 Notes, the UK Notes and the 2009 Notes at par, which the holders of the 2008 Notes, the UK Notes and the 2009 Notes have the right to refuse.

Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Such a distribution would generally be in trust units. Penn West has never declared such a distribution and, at the current time, forecasts that such a special distribution will not be required for 2009.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

2009 SECOND QUARTER REPORT 17

Convertible Debentures

During the first six months of 2009, debentures with a face value of $11 million (2008 – nil) were redeemed and settled in units, $4 million (2008 - $24 million) were redeemed and settled in cash and $nil (2008 - $2 million) were converted.

At June 30, 2009, the balance of our unsecured, subordinated debentures outstanding was as follows:
Description of security	Outstanding (millions)	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
PWT.DB.B 8.0% Convertible extendible	$7	Aug. 31, 2009	$30.21	$1,025 Aug. 31, 2008 to maturity
PWT.DB.C 8.0% Convertible (1)	1	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 – Jun. 30, 2009 $1,025 Jul. 1, 2009 to maturity
PWT.DB.D 6.5% Convertible extendible	18	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 – Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
PWT.DB.E 7.2% Convertible	26	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
PWT.DB.F 6.5% Convertible extendible	229	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity
Total	$281

(1)	Series redeemable at the debenture holder’s option.

Standardized Distributable Cash
	Three months ended June 30		Six months ended June 30
(millions, except per unit amounts)	2009	2008	2009	2008
Cash flow from operating activities	$295	$671	$577	$1,038
Productive capacity maintenance (1)	(140)	(231)	(321)	(513)
Standardized distributable cash	155	440	256	525
Proceeds from the issue of trust units (2)	36	74	321	132
Debt and working capital changes	(3)	(130)	(113)	109
Cash distributions declared	$188	$384	$464	$766
Accumulated cash distributions, beginning	3,936	2,492	3,660	2,110
Accumulated cash distributions, ending	$4,124	$2,876	$4,124	$2,876

Standardized distributable cash per unit, basic	0.38	1.17	0.63	1.43
Standardized distributable cash per unit, diluted	0.38	1.16	0.63	1.42
Standardized distributable cash payout ratio (3)	1.21	0.87	1.81	1.46

Distributions declared per unit	$0.45	$1.02	$1.14	$2.04
Net income as a percentage of cash distributions declared	N/A	N/A	N/A	N/A
Cash flows from operating activities as a percentage of cash distributions declared	157%	175%	124%	136%

(1)	Please refer to our discussion of productive capacity maintenance below.
(2)
Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan, the Employee Retirement Savings Plan and the equity issuance that was completed in February 2009.

(3)	Represents cash distributions declared divided by standardized distributable cash.

2009 SECOND QUARTER REPORT 18

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 50-60 percent of annual forecast funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions, decrease or reallocate our leverage or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of funds flow, capital efficiency and debt levels. In March 2009, as a result of current market conditions and the low commodity price environment, we reduced our 2009 capital program and distribution level. We closed an issuance of equity in February 2009.

Productive capacity maintenance is the estimated amount of capital funds required in a period for an enterprise to maintain future cash flows from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 50-60 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, oil sands project, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Accordingly, distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

(millions, except ratios)	To June 30, 2009
Cumulative standardized distributable cash from operations (1)	$2,980
Issue of trust units	857
Debt and working capital changes	287
Cumulative cash distributions declared (1)	$4,124

Standardized distributable cash payout ratio (2)	1.38

(1)	Subsequent to the trust conversion on May 31, 2005.
(2)	Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

2009 SECOND QUARTER REPORT 19

Financial Instruments

Penn West had the following financial instruments outstanding as at June 30, 2009. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing a majority of such transactions with members of our banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Swaps	500 bbls/d	Jul/09 – Dec/09	US$72.68/bbl	$-
WTI Collars	30,000 bbls/d	Jul/09 – Dec/09	US$80.00 to $110.21/bbl	75
WTI Collars	30,000 bbls/d	Jan/10 – Dec/10	US$57.63 to $73.19/bbl	(95)
Natural gas
AECO Collars (1)	100,000 GJ/d	Jul/09 – Oct/09	$6.50 to $12.37/GJ	44
AECO Collars (2)	63,000 GJ/d	Nov/09 – Oct/10	$6.50 to $9.50/GJ	31
Electricity swaps
Alberta Power Pool Swaps	50 MW	Jul/09 – Dec/10	$77.82/MWh	(10)
Alberta Power Pool Swaps	25 MW	Jul/09 – Dec/11	$66.70/MWh	(2)
Alberta Power Pool Swaps	50 MW	Jan/11 – Dec/11	$66.23/MWh	-
Interest rate swaps
	$50	Jul/09 – Jun/10	3.68%	(1)
	$250	Jul/09 – Nov/10	2.27%	(6)
	$500	Jul/09 – Dec/11	1.61%	(2)
	$600	Jul/09 – Jan/14	2.71%	(8)
Foreign exchange forwards	$50	Jun/10 – Jan 14	1.94%	1

8-year term	US$80	2015	1.01027 CAD/USD	9
10-year term	US$80	2017	1.00016 CAD/USD	9
12-year term	US$70	2019	0.99124 CAD/USD	8
15-year term	US$20	2022	0.98740 CAD/USD	2
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(3)
10-year term	£20	2019	1.8051 CAD/GBP, 9.49%	3
10-year term	€10	2019	1.5870 CAD/EUR, 9.52%	2

Total				$57

(1)	The collars total approximately 94,800 mcf per day between prices of $6.85 and $13.05 per mcf.
(2)	The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.

Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

Realized gains and losses on the interest rate swaps are recorded as financing costs. In the period, an expense of $8 million (2008 – $nil) was recognized to reflect that the floating interest rate decreased compared to the fixed interest rate swapped under our financial instruments.

In the second quarter of 2009, Penn West entered into additional collars on crude oil production of 15,000 barrels per day for 2010 with average WTI pricing between US$63.33 per barrel and US$78.09 per barrel. Also, Penn West added Alberta power pool swaps for the remainder of 2009 until the end of 2011 on 25MW at a $66.70 per MWh and for 2011 on 50MW at $66.23 per MWh.

2009 SECOND QUARTER REPORT 20

Additionally, in June 2009, Penn West monetized its second half 2009 foreign exchange contracts related to the 2009 oil collars resulting in net proceeds of $57 million. The proceeds were used to reduce a portion of our syndicated bank facility.

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at August 11, 2009 for production and net capital expenditures for 2009 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Our forecast 2009 development capital expenditures remain at the lower end of our $600 million to $825 million range. The reduction of our planned capital program in 2009 compared to 2008 reflects year over year commodity price erosion. In the second half of 2009, we currently anticipate spending between $250 million and $300 million based on current expectations for commodity price levels and industry costs. The remaining 2009 capital program will continue to be focused on low cost production recovery and additions through production optimization and the advancement of certain of our resource plays and enhanced oil recovery projects. Based on this level of capital expenditures, we forecast 2009 average production to be in the range of approximately 175,000 to 180,000 boe per day. We continue to monitor the improvement in crude oil pricing and our capital efficiencies. Continued improvement in both of these areas could result in management seeking Board approval to target capital expenditures at a higher level in our guidance range.

Our prior forecast, released on May 6, 2009 with our 2009 first quarter results and filed on SEDAR at www.sedar.com, was based on 2009 capital expenditures (excluding corporate acquisitions) between $600 million and $825 million with the expectation that spending will be near to the lower end of the range and average production of approximately 180,000 boe per day, prior to the effect of property dispositions, for the first half of 2009. Penn West exceeded its first half 2009 production guidance primarily due to drilling success at our resource oil plays and strong production optimization performance.

Sensitivity Analysis

The disclosures under this heading, in conjunction with Note 9 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in our Outlook.

		Impact on funds flow
Change of:	Change	$ millions	$/unit
Price per barrel of liquids	$1.00	21	0.05
Liquids production	1,000 bbls/day	16	0.04
Price per mcf of natural gas	$0.10	10	0.02
Natural gas production	10 mmcf/day	7	0.02
Effective interest rate	1%	9	0.02
Exchange rate ($US per $CAD)	$0.01	22	0.05

Based on June 30, 2009 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management gain by $14 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management gain by $3 million.

2009 SECOND QUARTER REPORT 21

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$-	$-	$2,290	$-	$6	$1,482
Transportation	11	17	10	2	-	-
Transportation ($US)	2	4	4	4	4	7
Power infrastructure	17	7	7	7	7	4
Drilling rigs	14	3	-	-	-	-
Purchase obligations (1)	7	13	13	13	12	30
Interest obligations	74	139	115	99	98	368
Office lease (2)	$14	$56	$71	$67	$66	$616

(1)	These amounts represent estimated commitments of $68 million for CO2 purchases and $20 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $387 million.

Our syndicated credit facility expires on January 11, 2011. If we are not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. In addition, we have an aggregate of $1.5 billion in senior notes maturing in 2014 to 2022. As we strive to maintain our leverage ratios at reasonable levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.

Convertible debentures with an aggregate principal amount of $281 million outstanding on June 30, 2009 (December 31, 2008 - $296 million), and a significant portion of the interest payable on convertible debentures may, at the option of the Trust, be settled by the issuance of trust units. As at August 11, 2009, convertible debentures with an aggregate principal amount of $281 million were outstanding. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A or Note 5 to unaudited interim consolidated financial statements.

Equity Instruments
Trust units issued:
As at June 30, 2009	416,396,380
Issued on exercise of trust unit rights	14,600
Issued to employee savings plan	210,696
Issued pursuant to distribution reinvestment plan	601,695
Issued on redemption of debentures	26,418
As at August 11, 2009	417,249,789

Trust unit rights outstanding:
As at June 30, 2009	32,314,648
Granted	310,772
Exercised	(14,600)
Forfeited	(151,233)
As at August 11, 2009	32,459,587

2009 SECOND QUARTER REPORT 22

Internal Control over Financial Reporting

No changes in our internal control over financial reporting ("ICOFR") were made during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Accounting Changes and Pronouncements

In February 2008, the CICA issued Handbook Section 3064 - “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on the Trust’s financial statements.

In December 2008, the CICA issued Handbook Section 1582 - “Business Combinations”. This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. The Trust has decided to early adopt this standard in the second quarter of 2009 as it primarily converges with U.S. GAAP and IFRS. The adoption of this standard led to no material impact on the Trust’s financial statements.

Future Accounting Pronouncements

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption to IFRS” allowing additional exemptions for first-time adopters. Under these amendments, oil and gas companies can elect to use historical cost under a previous GAAP as the deemed cost for oil and gas assets on the transition date.

In the early part of 2009, our project team, with the help of our external advisors, completed our assessment of the key differences between Canadian GAAP and IFRS. This phase of our project outlined the accounting differences that will have the most significant impact on Penn West. Based on our assessment, the accounting differences that will lead to the most significant change will be in property, plant and equipment.

Throughout the second quarter, our project team worked on the design and implementation phase of our project. This includes a number of key aspects of our project with a focus on IFRS accounting policy decisions, designing IT systems to incorporate IFRS reporting and determining future accounting processes. We have also begun assessing the impact of IFRS changes on Penn West’s financial position; however, it is currently not reasonably determinable. We expect this phase to continue throughout the remainder of the year and beyond.

Training continues throughout all levels of the organization. Communication is ongoing with the project team and steering committee with the appropriate departments. Regular updates are provided to senior management and the Audit Committee. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

2009 SECOND QUARTER REPORT 23

Related-Party Transactions

During the first six months of 2009, Penn West paid $1 million (2008 – $3 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that the execution of our business plan will strengthen Penn West both financially and operationally and will position Penn West to maximize the potential of our large resources in place when commodity prices recover by advancing our resource plays and enhanced oil recovery projects; our belief that the amount of our liquids production and our risk management programs will allow us to generate relatively strong levels of funds flow notwithstanding weak natural gas prices; our expectations regarding North American and global supply and demand factors for crude oil and natural gas in 2009 and beyond, including our expectation that pricing differentials for Canadian heavy crude oil and WTI will remain narrow for the next few years; our intention to continue to concentrate on production enhancement and optimization initiatives; our expectation that ongoing cost reduction initiatives and reduced service sector costs will lead to lower operating costs per boe in the second half of 2009; the potential impact on our business, business strategies and plans, business model, future growth prospects, distribution policies and unitholders of the SIFT Tax and the different actions that we might take in response to the SIFT Tax and the potential impact those actions could have on us and our unitholders, including without limitation, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT Tax and the impact this would have on our distributions and unitholders; our intention and ability to maintain a balanced portfolio of liquids and natural gas production and the benefits we may derive therefrom; the nature and effectiveness of our risk management strategies; our ability to capitalize on our opportunities, continue our capital and distribution programs, and execute our business strategies; funding sources for distributions and distribution levels and whether a special distribution will be made in 2009; our environmental regulation compliance costs and strategies, the sufficiency of our environmental program and our ability to fund our asset retirement obligations; our belief and outlook for the maintenance of our productive capacity on a medium term basis and the potential impacts of those beliefs and outlooks on our future distribution policies; the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our capital expenditures for 2009 and the timing for making said expenditures and the intended focus of such expenditures,  and our forecast average production for 2009; the disclosure contained under the heading "Sensitivity Analysis" relating to the estimated sensitivity of our reported financial results for the next 12 months in respect of funds flow and pre-tax unrealized risk management gains to changes in certain operational and financial metric assumptions; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature; and our expectations regarding the impact that new and pending accounting changes may have on us, including the adoption of IFRS.

2009 SECOND QUARTER REPORT 24

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "SIFT Tax on Income Trusts", "Standardized Distributable Cash", "Outlook" and "Sensitivity Analysis".

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under "Business Risks" in this document and in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form is available on SEDAR at www.sedar.com.

2009 SECOND QUARTER REPORT 25

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	June 30, 2009	December 31, 2008

Assets
Current
Accounts receivable	$430	$386
Risk management (note 9)	76	448
Other	111	106
	617	940
Property, plant and equipment (note 3)	11,977	12,452
Goodwill	2,020	2,020
	13,997	14,472
	$14,614	$15,412

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$405	$630
Distributions payable	63	132
Convertible debentures (note 5)	8	7
Future income taxes (note 10)	23	132
	499	901
Long-term debt (note 4)	3,778	3,854
Convertible debentures (note 5)	273	289
Risk management (note 9)	19	6
Asset retirement obligations (note 6)	598	614
Future income taxes (note 10)	1,252	1,368
	6,419	7,032
Unitholders’ equity
Unitholders’ capital (note 7)	8,371	7,976
Contributed surplus (note 7)	98	75
Retained earnings (deficit)	(274)	329
	8,195	8,380
	$14,614	$15,412

See accompanying notes to the unaudited interim consolidated financial statements.

2009 SECOND QUARTER REPORT 26

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings (Deficit)

	Three months ended June 30		Six months ended June 30
(CAD millions, except per unit amounts, unaudited)	2009	2008	2009	2008

Revenues
Oil and natural gas	$701	$1,520	$1,326	$2,716
Royalties	(117)	(267)	(227)	(481)
	584	1,253	1,099	2,235

Risk management gain (loss) (note 9)
Realized	90	(208)	246	(268)
Unrealized	(308)	(837)	(389)	(1,030)
	366	208	956	937

Expenses
Operating (note 8)	246	210	491	415
Transportation	8	9	17	17
General and administrative (note 8)	41	36	82	71
Financing (notes 4 and 5)	37	48	77	100
Depletion, depreciation and accretion	400	394	785	790
Unrealized risk management gain (note 9)	(45)	-	(4)	(7)
Unrealized foreign exchange (gain) loss	(86)	10	(43)	27
Gain on currency contracts (note 9)	(75)	-	(75)	-
	526	707	1,330	1,413
Loss before taxes	(160)	(499)	(374)	(476)

Taxes
Future income tax recovery (note 10)	(119)	(176)	(235)	(231)

Net and comprehensive loss	$(41)	$(323)	$(139)	$(245)

Retained earnings (deficit), beginning of period	$(45)	$354	$329	$658
Distributions declared	(188)	(384)	(464)	(766)
Deficit, end of period	$(274)	$(353)	$(274)	$(353)

Net loss per unit
Basic	$(0.10)	$(0.86)	$(0.34)	$(0.67)
Diluted	$(0.10)	$(0.86)	$(0.34)	$(0.67)
Weighted average units outstanding (millions)
Basic	411.0	376.2	406.5	367.9
Diluted	411.0	376.2	406.5	367.9

See accompanying notes to the unaudited interim consolidated financial statements.

2009 SECOND QUARTER REPORT 27

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	2009	2008	2009	2008

Operating activities
Net loss	$(41)	$(323)	$(139)	$(245)
Depletion, depreciation and accretion (note 3)	400	394	785	790
Future income tax recovery	(119)	(176)	(235)	(231)
Unit-based compensation (note 8)	13	11	25	21
Unrealized risk management loss (note 9)	263	837	385	1,023
Unrealized foreign exchange (gain) loss	(86)	10	(43)	27
Asset retirement expenditures	(21)	(23)	(36)	(37)
Change in non-cash working capital	(114)	(59)	(165)	(310)
	295	671	577	1,038

Investing activities
Acquisition of property, plant and equipment	(1)	(16)	(7)	(17)
Disposition of property, plant and equipment	5	-	151	5
Additions to property, plant and equipment	(140)	(231)	(321)	(513)
Acquisition costs	-	-	-	(28)
Change in non-cash working capital	(12)	(147)	(120)	(27)
	(148)	(394)	(297)	(580)

Financing activities
Proceeds from issuance of notes (note 4)	238	505	238	505
Redemption / maturity of convertible debentures	-	-	(4)	(24)
Repayment of acquired credit facilities	(31)	-	(31)	(1,557)
Increase (decrease) in bank loan	(171)	(471)	(271)	1,208
Issue of equity	10	24	258	37
Distributions paid	(193)	(335)	(470)	(627)
	(147)	(277)	(280)	(458)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$46	$66	$70	$92
Income taxes paid (received)	$(3)	$5	$(3)	$6

See accompanying notes to the unaudited interim consolidated financial statements.

2009 SECOND QUARTER REPORT 28

Notes to the Unaudited Interim Consolidated Financial Statements
(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Energy Trust (“Penn West” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta, Canada. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to royalty payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2008, except as described below. These unaudited interim consolidated financial statements do not include all of the disclosures outlined in Penn West’s annual financial statements and should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

In February 2008, the CICA issued Handbook Section 3064 - “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on the Trust’s financial statements.

In December 2008, the CICA issued Handbook Sections 1582 - “Business Combinations”. This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. The Trust has decided to early adopt this standard in the second quarter of 2009 as it primarily converges with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The adoption of this standard had no material impact on the Trust’s financial statements.

2009 SECOND QUARTER REPORT 29

Future Accounting Pronouncements

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption to IFRS” allowing additional exemptions for first-time adopters. Under these amendments, oil and gas companies can elect to use historical cost under a previous GAAP as the deemed cost for oil and gas assets on the transition date.

In the early part of 2009, our project team, with the help of our external advisors, completed our assessment of the key differences between Canadian GAAP and IFRS. This phase of our project outlined the accounting differences that will have the most significant impact on Penn West. Based on our assessment, the accounting differences that will lead to the most significant change will be in property, plant and equipment.

3. Property, plant and equipment

	June 30, 2009	December 31, 2008
Oil and natural gas properties, including production and processing equipment	$17,809	$17,520
Accumulated depletion and depreciation	(5,832)	(5,068)
Net book value	$11,977	$12,452

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized.

An impairment test was performed on the costs capitalized to oil and natural gas properties at June 30, 2009 and 2008. The estimated undiscounted future net funds flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

On April 30, 2009, Penn West closed the acquisition of Reece Energy Exploration Corp. (“Reece”), an oil and gas exploration company. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost was approximately $101 million, which includes the assumption of approximately $42 million of debt and working capital. The transaction added current production of approximately 1,900 barrels of oil equivalent per day and 64,000 net acres of undeveloped land, the majority of which complements Penn West’s oil resource play located at Dodsland in Southern Saskatchewan.

2009 SECOND QUARTER REPORT 30

4. Long-term debt
	June 30, 2009	December 31, 2008
Bankers’ acceptances and prime rate loans	$2,290	$2,561

U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	186	195
5.80%, US$155 million, maturing May 31, 2017	180	189
5.90%, US$140 million, maturing May 31, 2019	163	170
6.05%, US$20 million, maturing May 31, 2022	23	24
	552	578
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	177	186
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	323	339
6.40%, US$49 million, maturing May 29, 2020	58	59
	588	614
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	109	101

Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	58	-
8.89%, US$35 million, maturing May 5, 2016	41	-
9.32%, US$34 million, maturing May 5, 2019	40	-
8.89%, US$35 million, maturing May 5, 2019 (2)	41	-
9.15%, £20 million, maturing May 5, 2019 (3)	38	-
9.22%, €10 million, maturing May 5, 2019 (4)	16	-
7.58%, CAD$5 million, maturing May 5, 2014	5	-
	239	-

Total long-term debt	$3,778	$3,854

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

At June 30, 2009, Penn West Petroleum Ltd. (the “Company”) had an unsecured, revolving, three-year syndicated bank facility with an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011. The facility consists of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. As at June 30, 2009, approximately $1.7 billion of unused credit capacity was available.

Letters of credit totalling $1 million were outstanding on June 30, 2009 (December 31, 2008 - $1 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $37 million in the second quarter of 2009 (2008 - $48 million) and $77 million for the six months ended June 30, 2009 (2008 - $100 million).

2009 SECOND QUARTER REPORT 31

The estimated fair value of the principal and interest obligations of the outstanding unsecured notes was as follows:
	June 30, 2009	December 31, 2008
2007 Notes	$503	$495
2008 Notes	$544	$536
UK Notes	$111	$92
2009 Notes	$257	$-

5. Convertible debentures

Penn West had the following unsecured subordinated convertible debentures outstanding at June 30, 2009:

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
8.0% Convertible extendible	PWT.DB.B	Aug. 31, 2009	$30.21	$1,025 Aug. 31, 2008 to maturity
8.0% Convertible (1)	PWT.DB.C	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 – Jun. 30, 2009 $1,025 Jul. 1, 2009 to maturity
6.5% Convertible extendible	PWT.DB.D	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 – Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity

(1)	Redeemable at the debenture holder’s option.

During the first six months of 2009, debentures with a face value of $11 million (2008 – nil) were redeemed and settled in units, $4 million (2008 - $24 million) were redeemed and settled in cash and $nil (2008 - $2 million) were converted.

	PWT.DB.A	PWT.DB.B	PWT.DB.C	PWT.DB.D	PWT.DB.E	PWT.DB.F
	9.4%	8.0%	8.0%	6.5%	7.2%	6.5%	Total
Balance, Dec. 31, 2007	$-	$-	$-	$-	$-	$-	$-
Acquired	6	8	49	18	50	229	360
Converted	(1)	(1)	(1)	-	-	-	(3)
Redeemed	-	-	(32)	-	(24)	-	(56)
Matured	(5)	-	-	-	-	-	(5)
Balance, Dec. 31, 2008	-	7	16	18	26	229	296
Redeemed	-	-	(15)	-	-	-	(15)
Balance, June 30, 2009	$-	$7	$1	$18	$26	$229	$281

As at June 30, 2009, the current portion of the convertible debentures totalled $8 million (December 31, 2008 - $7 million) and the remaining $273 million (December 31, 2008 - $289 million) was classified as long-term. The fair value of the convertible debentures at June 30, 2009, based on quoted market value, was $277 million (December 31, 2008 - $248 million).

2009 SECOND QUARTER REPORT 32

6. Asset retirement obligations

The total estimated inflated and undiscounted amount to settle Penn West’s asset retirement obligations at June 30, 2009 was $4.2 billion (December 31, 2008 - $4.2 billion). The recorded asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2008 - 2.0 percent) and discounting the inflated amount using credit-adjusted rates between 7.0 – 9.0 percent (2008 - 7.0 to 9.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund these obligations.

Changes to asset retirement obligations were as follows:
	Six months ended June 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$614	$413
Net liabilities incurred (disposed) during the period	(4)	21
Increase in liability due to change in estimate	-	4
Liabilities settled during the period	(36)	(85)
Liabilities acquired in period	3	223
Accretion charges	21	38
Balance, end of period	$598	$614

7. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2007	242,663,164	$3,877
Issued on exercise of trust unit rights (1)	1,319,377	31
Issued to employee trust unit savings plan	1,223,514	33
Issued to distribution reinvestment plan	7,678,507	187
Issued on convertible debentures	85,975	3
Issued on Canetic acquisition	124,348,001	3,573
Issued on Vault acquisition	5,550,923	158
Issued on Endev acquisition	3,635,125	114
Balance, December 31, 2008	386,504,586	7,976
Issued on exercise of trust unit rights (1)	141,000	3
Issued to employee trust unit savings plan	1,399,829	19
Issued to distribution reinvestment plan	4,987,654	63
Issued on convertible debentures	942,798	11
Issued for trust unit offering (net of issue costs/tax)	17,731,000	240
Issued on Reece acquisition	4,689,513	59
Balance, June 30, 2009	416,396,380	$8,371

Contributed surplus	Six months ended June 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$75	$35
Unit-based compensation expense	25	45
Net benefit on rights exercised (1)	(2)	(5)
Balance, end of period	$98	$75

(1)	Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

2009 SECOND QUARTER REPORT 33

Units outstanding	Three months ended June 30		Six months ended June 30
(millions of units)	2009	2008	2009	2008
Weighted average
Basic and Diluted	411.0	376.2	406.5	367.9

For the quarter ended June 30, 2009, 32.3 million trust unit rights (2008 – 24.4 million) and 5.5 million units (2008 – 6.3 million) that would be issued on the conversion of the convertible debentures were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive due to the net loss in the period.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. To date, no units have been issued under this facility.

8. Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. The grant price of unit rights is administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for a five trading day period subsequent to the date of entitlement. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

	Six months ended June 30, 2009		Year ended December 31, 2008
Trust unit rights	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of period	25,818,380	$22.88	14,486,084	$25.69
Granted	9,517,826	12.49	15,224,042	26.96
Exercised	(141,000)	13.50	(1,319,377)	19.95
Forfeited	(2,880,558)	22.73	(2,572,369)	25.78
Balance before reduction of exercise price	32,314,648	19.88	25,818,380	26.72
Reduction of exercise price for distributions paid	-	(1.18)	-	(3.84)
Outstanding, end of period	32,314,648	$18.70	25,818,380	$22.88
Exercisable, end of period	10,255,971	$20.50	5,254,620	$21.18

Penn West recorded unit-based compensation expense of $25 million for the six months ended June 30, 2009, of which $6 million was charged to operating expense and $19 million was charged to general and administrative expense (2008 - $21 million, $5 million and $16 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

2009 SECOND QUARTER REPORT 34

A Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Six months ended June 30	2009	2008
Average fair value of trust unit rights granted (per unit)	$1.60	$5.61
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	30.1%	26.0%
Risk-free rate of return (average)	1.8%	3.2%
Distribution yield (1)	10.2%	13.0%

(1)	Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

Employee retirement savings plan

Penn West has an employee retirement savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices.

9. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income tax liability), convertible debentures and long-term debt. Except for the senior unsecured notes described in Note 4 and the convertible debentures described in Note 5, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the accompanying Management’s Discussion and Analysis under the heading “Business Risks”. The disclosure under this heading is hereby incorporated by reference into, and forms an integral part of, these financial statements. A quantitative analysis of risks is included in the Management’s Discussion and Analysis under the heading “Sensitivity Analysis”.

Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheets with a corresponding unrealized gain or loss included in income.

2009 SECOND QUARTER REPORT 35

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management	Six months ended June 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$442	$(148)
Liabilities acquired in period	-	(71)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(390)	660
Electricity swaps	(14)	3
Interest rate swaps	27	(43)
Foreign exchange forwards	(32)	63
Cross currency swaps	24	(22)
Total fair value, end of period	$57	$442

Total fair value consists of the following:
Fair value, end of period – current portion	$76	$448
Fair value, end of period – long-term portion	(19)	(6)
Total fair value, end of period	$57	$442

The following table reconciles the change in the fair value including the realized component (cash settlement) in the period:

Risk management	Six months ended June 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$442	$(148)
Liabilities acquired in period	-	(71)
Realized (gain) loss – commodity contracts	(246)	296
Unrealized gain (loss) – commodity contracts	(143)	364
Unrealized gain – other	4	1
Total fair value, end of period	$57	$442

2009 SECOND QUARTER REPORT 36

Penn West had the following financial instruments outstanding as at June 30, 2009. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing a majority of such transactions with members of its banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Swaps	500 bbls/d	Jul/09 – Dec/09	US$72.68/bbl	$-
WTI Collars	30,000 bbls/d	Jul/09 – Dec/09	US$80.00 to $110.21/bbl	75
WTI Collars	30,000 bbls/d	Jan/10 – Dec/10	US$57.63 to $73.19/bbl	(95)
Natural gas
AECO Collars (1)	100,000 GJ/d	Jul/09 – Oct/09	$6.50 to $12.37/GJ	44
AECO Collars (2)	63,000 GJ/d	Nov/09 – Oct/10	$6.50 to $9.50/GJ	31
Electricity swaps
Alberta Power Pool Swaps	50 MW	Jul/09 – Dec/10	$77.82/MWh	(10)
Alberta Power Pool Swaps	25 MW	Jul/09 – Dec/11	$66.70/MWh	(2)
Alberta Power Pool Swaps	50 MW	Jan/11 – Dec/11	$66.23/MWh	-
Interest rate swaps
	$50	Jul/09 – Jun/10	3.68%	(1)
	$250	Jul/09 – Nov/10	2.27%	(6)
	$500	Jul/09 – Dec/11	1.61%	(2)
	$600	Jul/09 – Jan/14	2.71%	(8)
	$50	Jun/10 – Jan 14	1.94%	1
Foreign exchange forwards
8-year term	US$80	2015	1.01027 CAD/USD	9
10-year term	US$80	2017	1.00016 CAD/USD	9
12-year term	US$70	2019	0.99124 CAD/USD	8
15-year term	US$20	2022	0.98740 CAD/USD	2
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(3)
10-year term	£20	2019	1.8051 CAD/GBP, 9.49%	3
10-year term	€10	2019	1.5870 CAD/EUR, 9.52%	2

Total				$57

(1)	The collars total approximately 94,800 mcf per day between prices of $6.85 and $13.05 per mcf.
(2)	The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.

A realized loss of $8 million (2008 - $3 million gain) on electricity contracts has been included in operating costs for the six months ended 2009.

Realized gains and losses on the interest rate swaps are recorded as financing costs. In the period, an expense of $8 million (2008 – $nil) was recognized to reflect that the floating interest rate decreased compared to the fixed interest rate swapped under our financial instruments.

In the second quarter of 2009, Penn West entered into additional collars on crude oil production of 15,000 barrels per day for 2010 with average WTI pricing between US$63.33 per barrel and US$78.09 per barrel. Also, Penn West added Alberta power pool swaps for the remainder of 2009 until the end of 2011 on 25MW at a $66.70 per MWh and for 2011 on 50MW at $66.23 per MWh.

2009 SECOND QUARTER REPORT 37

Additionally, in June 2009, Penn West monetized its second half 2009 foreign exchange contracts related to the 2009 oil collars resulting in net proceeds of $57 million. The proceeds were used to reduce a portion of our syndicated bank facility.

10. Income taxes

As at June 30, 2009, the total future income tax liability of $1,275 million (December 31, 2008 - $1,500 million) consisted of a $23 million current future income tax liability (December 31, 2008 - $132 million) and a $1,252 million long-term future income tax liability (December 31, 2008 - $1,368 million). The current portion of the future income tax liability represents income taxes attributable to the unrealized risk management asset.

Penn West recognized a future income tax recovery of $119 million in the second quarter of 2009 (2008 - $176 million) and a recovery of $235 million for the six months ended June 30, 2009 (2008 - $231 million). The recovery for the first six months of 2009 was partially due to the Government of Canada enacting legislation which provided that the provincial component of the SIFT tax be based on provincial corporate income tax rates where the SIFT has a permanent establishment rather than using a flat 13.0 percent rate equally applicable to all SIFT entities.

11. Capital management

The Trust manages its capital to provide a flexible structure to support its growth and operational strategies while maintaining a strong financial position in order to capture business opportunities and maintain a stable distribution profile to its unitholders.

Penn West defines unitholders’ equity, long-term debt and convertible debentures as capital. Unitholders’ equity includes unitholders’ capital, contributed surplus and retained earnings (deficit). Long-term debt includes bank loans, the 2007 Notes, the 2008 Notes, the UK Notes and the 2009 Notes.

	As at June 30, 2009	As at December 31, 2008
Components of capital
Unitholders’ equity	$8,195	$8,380
Long-term debt	3,778	3,854
Convertible debentures	281	296
Total	$12,254	$12,530

Management continuously reviews the Trust’s capital structure to ensure the objectives and strategies of the Trust are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors identified by the Trust. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes, the 2008 Notes, the UK Notes and the 2009 Notes. These financial covenants are typical for senior lending agreements and include senior debt and total debt to pro forma EBITDA and senior debt and total debt to capitalization. As at June 30, 2009, the Company was in compliance with all of its financial covenants.

12. Related-party transactions

During the first six months of 2009, Penn West paid $1 million (2008 – $3 million) of legal fees to a law firm of which a partner is also a director of Penn West.

2009 SECOND QUARTER REPORT 38